Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of AFC Gamma, Inc. on Form S-3 (File No. 333-_____) of our report dated March 10, 2022, on our audits of the consolidated financial statements of AFC Gamma, Inc. as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and the period July 31, 2020 (date of commencement of operations) to December 31, 2020, which report is included in the Annual Report on Form 10-K of AFC Gamma, Inc. for the year ended December 31, 2021, which includes an explanatory paragraph relating to risks and uncertainties due to originating, structuring, underwriting and managing senior secured loans and other types of loans for established cannabis industry operators. We also consent to the reference to our firm under the caption “Experts.”

/s/ CohnReznick LLP

Chicago, Illinois

April 5, 2022